Exhibit 12.1
Iomai Corporation
Ratio of Earnings to Fixed Charges
(Unaudited)

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands, except ratio)
Net (loss) income available to common stockholders before fixed charges	$(32,256)	$(23,592)	$(20,606)	$(20,168)	$8,932

Fixed charges
Interest expenses, net of capitalized interest	$377	$467	$266	$128	$2,120
Capitalized interest	—	—	—	—	—
Portion of rentals representative of interest factor	—	—	—	—	—
Total fixed charges	377	467	266	128	2,120

Ratio of earnings to fixed charges	—	—	—	—	4.21

Excess fixed charges over earnings	$32,633	$24,059	$20,872	$20,296	$—

NOTE: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Financial Statements and related Notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Iomai Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006.